Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Post-Effective Amendment No. 1 to the Registration Statement of Ekso Bionics Holdings, Inc. on Form S-1 of our report dated March 18, 2015 relating to our audit of the consolidated financial statements of Ekso Bionics Holdings, Inc. as of December 31, 2014 and 2013 and the related consolidated statements of operations, convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2014, which report appears in the prospectus that is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such prospectus.

/s/ OUM & CO. LLP

San Francisco, California

March 26, 2015